UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,997,575
	8	Shared Voting Power
	9	Sole Dispositive Power 3,997,575
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,997,575
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.7%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 41,324,377  Ordinary Shares, par value NIS 0.10 per share outstanding as of August 209, 2019, as reported by the Issuer in its Proxy Statement (Schedule 14A)  filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. M8791A109
1	Names of Reporting Persons Marlene V. Ivy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 779,902
	8	Shared Voting Power
	9	Sole Dispositive Power 779,902
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 779,902
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.9%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 41,324,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of August 209, 2019, as reported by the Issuer in its Proxy Statement (Schedule 14A) filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 511,203
	8	Shared Voting Power
	9	Sole Dispositive Power 511,203
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 511,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.2%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 41,324,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of August 209, 2019, as reported by the Issuer in its Proxy Statement (Schedule 14A) filed with the Securities and Exchange Commission on August 23, 2019.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, Marlene V. Ivy (“Mrs. Ivy”) and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

  .

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

Mr. Ivy advises his mother with respect to her investments, including voting and disposing of securities.  Mr. Ivy has an agreement dated June 6, 2017 with Ms. Hardardottir to guaranty any downside risk on investments made in a designated investment account, which account holds, among other securities, the common stock of the Issuer reported as owned by her in this report.  To the best knowledge of the Reporting Persons, except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among Mr. Ivy, Mrs. Ivy and Ms. Hardardottir and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On September 14, 2019, Mr. Ivy executed an engagement letter (the “NSC Agreement”) with National Securities Corporation (“NSC”), attached as Exhibit 99.3.   NSC will advise Mr. Ivy, on certain matters pertaining to the proposed reverse split and assist in communicating with the OTI board with reference to issues confronting OTI, including without limitation the proposed reverse stock split and other important matters.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated July 7, 2019
99.2	Personal Guarantee dated June 6th, 2017
99.3	Letter Agreement dated September 14, 2019 between Jerry L. Ivy and National Securities Corporation

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2019

/s/ Jerry L. Ivy, Jr.

/s/ Marlene V. Ivy

Jerry L. Ivy, Jr.

Marlene V. Ivy

/s/ Sandra Hardardottir

Sandra Hardardottir